Ard 3/11/03

SEC [illegible] 03014533 COMMISSION CM

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SEC FILE NUMBER
8-49738

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
FEB 2 8 2003
WASH, D.C. 155 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Crossbow Investments L.L.C.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 Central Park South, Suite 13B
(No. and Street)

New York, (City) New York (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael E. Stupay (212) 509-7800
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name — if individual, state last, first, middle name)

60 Broad Street (Address) New York (City) N.Y. (State) 10004 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Debra Schinasi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Crossbow Investments L.L.C., as of December 31, 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Debra Schinasi
Signature

Managing Member
Title

DOUGLAS WINTER
Notary Public, State of New York
No. 31-4949910
Qualified in New York County
Commission Expires April 17, 03

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of ~~Income (Loss)~~ Operations.
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of ~~Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital~~ Members' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Schedule of Exemptive Provision under Rule 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT PURSUANT TO RULE 17a-5(d) AND
REPORT OF INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS

CROSSBOW INVESTMENTS L.L.C.

December 31, 2002

CONTENTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Members of
Crossbow Investments L.L.C.

We have audited the accompanying statement of financial condition of Crossbow Investments L.L.C. (the "Company") as of December 31, 2002 and the related statements of operations, changes in members' capital and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Crossbow Investments L.L.C. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note C, the Company incurred a net loss of $25,376 during the year ended December 31, 2002. This factor, among others, as discussed in Note C to the financial statements, raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note C. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

New York, New York
February 4, 2003

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Crossbow Investments L.L.C.

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS

Cash and cash equivalents	$43,867
Other assets	4,123
Total assets	$47,990

LIABILITIES AND MEMBERS' CAPITAL

Liabilities	
Accounts payable and accrued expenses	$14,500
Deferred revenue	12,500
Total liabilities	27,000
Members' capital	20,990
Total liabilities and members' capital	$47,990

The accompanying notes are an integral part of this statement.

Crossbow Investments L.L.C.

STATEMENT OF OPERATIONS

Year ended December 31, 2002

Revenue	
Commission income	$ 12,500
Dividend income	232
Total revenue	12,732
Expenses	
Professional fees	15,948
Rent	9,000
Insurance	5,160
Travel	3,370
Other	4,630
Total expenses	38,108
NET LOSS	$(25,376)

The accompanying notes are an integral part of this statement.

Crossbow Investments L.L.C.

STATEMENT OF CHANGES IN MEMBERS' CAPITAL

Year ended December 31, 2002

Balance at January 1, 2002	$ 16,366
Member capital contributions	30,000
Net loss	(25,376)
Balance at December 31, 2002	$ 20,990

The accompanying notes are an integral part of this statement.

Crossbow Investments L.L.C.

STATEMENT OF CASH FLOWS

Year ended December 31, 2002

Cash flows from operating activities	
Net loss	$(25,376)
Increase in operating liabilities	
Accounts payable and accrued expenses	4,200
Deferred revenue	12,500
Net cash used in operating activities	(8,676)
Cash flows from financing activities	
Member capital contributions	30,000
Net cash provided by financing activities	30,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	21,324
Cash and cash equivalents, beginning of year	22,543
Cash and cash equivalents, end of year	$ 43,867

The accompanying notes are an integral part of this statement.

Crossbow Investments L.L.C.

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

NOTE A - ORGANIZATION

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company was formed for the purpose of acting as a broker in connection with introducing institutional and accredited investors to persons or entities seeking to raise capital from such prospective investors. The Company is under common control with Crossbow Investments International L.L.C., a Delaware limited liability company that has registered as a broker-dealer with the United Kingdom Securities and Futures Authority. The Company is not subject to SEC Rule 15c3-3.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

Cash and cash equivalents include cash in bank accounts and deposits in money market accounts.

Revenue Recognition

Revenues are recognized when the Company has obtained legally binding commitments from investors related to the purchase of investment interests. Additionally, the Company recognizes revenue for nonrefundable marketing activity fees.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C - GOING CONCERN, LIQUIDITY AND CAPITAL RESOURCES

During the year ended December 31, 2002, the Company experienced losses from operations of approximately $25,000. The Company is also subject to regulatory net capital requirements as described in Note G.

The managing member has committed to provide sufficient financial support to ensure that the Company maintains its operational liquidity needs, and has agreed to provide it with financial support through cash investment or credit. Any such commitments on behalf of the managing member will be classified as long-term commitments, whose maturity date is over one year from the date of the financial support.

Management believes that the cash provided from continuing operations and any additional support from the managing member during fiscal 2003 should be reasonably sufficient to cover operating expenses incurred during the year.

NOTE D - COMMISSION INCOME

The Company has entered into an arrangement with a third party, for which it receives fees for marketing activities. The third party has agreed to pay up to $30,000 of fees related to the Company's ongoing marketing activities.

Under the agreement, 50% of the amounts received are nonrefundable and earned upon receipt. The remaining 50% is deferred until sales activities are completed or is otherwise refundable under the agreement.

During the year ended December 31, 2002, $25,000 of fees have been received. Accordingly, the Company has recognized $12,500 of income and has deferred revenue of $12,500.

NOTE E - MEMBERS' CAPITAL

The managing member contributed $30,000 of capital to the Company during the year ended December 31, 2002 in order for the Company to meet its net capital requirements and to cover its operating expenses for the year. As discussed in Note C above, it is the member's intent to continue to contribute capital to the Company, as necessary, for regulatory and operating purposes.

NOTE F - INCOME TAXES

The Company files as a limited liability corporation, and, as such, no provision for income taxes has been made in the accompanying financial statements. Each member is responsible for reporting income or loss based upon the members' respective share of revenues and expenses of the Company.

NOTE G - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires that the net capital, as defined, shall be the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined, of $27,000. Net capital and aggregate indebtedness change from day to day, but at December 31, 2002, the Company had net capital of $16,341, which exceeded its requirements of $5,000 by $11,341. The SEC and the NASD impose rules that require notification when net capital falls below 120% of the minimum requirement.

SUPPLEMENTARY INFORMATION

Crossbow Investments L.L.C.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2002

Members' capital per statement of financial condition	$20,990
Deductions	
Nonallowable assets	
Other assets	4,123
Net capital before haircuts	16,867
Haircuts on money market funds	526
Net capital	16,341
Minimum net capital required	5,000
Excess net capital	$11,341
Ratio of aggregate indebtedness to net capital	1.65 to 1
Aggregate indebtedness	$27,000

There are no material differences between the above computation and the Company's corresponding unaudited Form X-17A-5 filing of December 31, 2002.

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International

60 Broad Street
New York, New York 10004
Tel: 212 422-1000
Fax: 212 422-0144
www.grantthornton.com